FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of June 9, 2006

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc (LSE: SIG and NYSE: SIG) Embargoed until 7.30 a.m. BST 9 June 2006

              Signet's first quarter profit before tax Up 10%

Signet Group plc (LSE: SIG and NYSE: SIG), the world's largest speciality retail jeweller, today announced its first quarter results for the 13 weeks from 29
January to 29 April 2006.

Group

Group profit before tax increased by 10.0% to £30.7 million (Q1 2005/06: £27.9 million). The later timing of Mother's Day in the US is estimated to have adversely impacted the result by over £1.5 million. Total sales were £419.6 million (Q1 2005/06: £369.2 million), up by 13.7%. Like for like sales increased by 2.8%. Total sales and like for like sales were both also affected by the timing of Mother's Day. At constant exchange rates total sales increased by 7.2%
and profit before tax increased by 1.7% (see note 8 for reconciliation). The average US dollar rate was £1/$1.75 (Q1 2005/06: £1/$1.89).

Operating profit at £32.2 million (Q1 2005/06: £29.5 million) increased by 9.2%.
Operating margin was 7.7% (Q1 2005/06: 8.0%). The tax rate was 35.8% (Q1 2005/
06: 34.4%). Earnings per share were unchanged at 1.1p.

United States (circa 73% of Group annual sales)

Operating profit at £35.8 million (Q1 2005/06: £31.4 million) was up by 14.0%
and by 5.6% at constant exchange rates. Total sales increased by 18.1% to £328.3 million (Q1 2005/06: £277.9 million) and by 9.4% at constant exchange rates.
Like for like sales rose by 3.9%. After taking into account the impact of both a change in the timing of Mother's Day and foreign exchange translation movements, it is estimated that the underlying increase in operating profit was about 10%;
while the increase in like for like sales after adjusting for the timing difference is estimated to be over 7%.

The operating margin was 10.9% (Q1 2005/06: 11.3%), having also been negatively affected by the timing of Mother's Day. As anticipated, the gross margin was lower due to mix changes and commodity cost increases; the former having again enhanced like for like sales growth. A range of management initiatives, including selective action on selling prices helped to minimise the pressure on gross margin. The bad debt ratio was lower than the first quarter of last year.

United Kingdom (circa 27% of Group annual sales)

The general retail environment remained challenging and divisional like for like sales showed a small decrease of 0.7% resulting in an operating loss of £(1.6)
million (Q1 2005/06: £(0.4) million). Total sales at £91.3 million were unchanged from the comparable period last year. As expected, gross margin was lower reflecting increased targeted promotional activity, a strong performance by the insurance replacement business and higher commodity costs. H.Samuel's like for like sales were down by 2.4% and those of Ernest Jones up by 1.3%. Both diamond participation in the sales mix and average selling price continued to increase.

Group Costs, Financing Costs and Net Debt

Group costs were £2.0 million (Q1 2005/06: £1.5 million). Financing costs were
£1.5 million (Q1 2005/06: £1.6 million). Net debt at 29 April 2006 was £93.1 million (30 April 2005: £76.0 million).

Comment

Terry Burman, Group Chief Executive, commented: "Group profit before tax was 10%
ahead of the first quarter of last year and like for like sales increased by
2.8%. This was a good performance given the adverse impact of the timing change of Mother's Day in the US and the continuation of demanding trading conditions in the UK.

The general retail environment in the UK remained challenging throughout the quarter and our like for like sales performance was broadly in line with the high street as a whole. While costs were tightly controlled, pressure on gross margin adversely affected operating results.

In the US, like for like sales were up by over 7% after adjusting for the change in timing of Mother's Day. The division again increased its share of the $59 billion jewellery market."

Enquiries:  Terry Burman, Group Chief Executive        +44 (0) 20 7317 9700
            Walker Boyd, Group Finance Director        +44 (0) 20 7317 9700

            Mike Smith, Brunswick                      +44 (0) 20 7404 5959
            Pamela Small, Brunswick                    +44 (0) 20 7404 5959

Signet operated 1,837 speciality retail jewellery stores at 29 April 2006; these included 1,246 stores in the US, where the Group trades as "Kay Jewelers",
"Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 591 stores in the UK, where the Group trades as "H.Samuel",
"Ernest Jones" and "Leslie Davis". Further information on Signet is available at
www.signetgroupplc.com. See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk.

A conference call for all interested parties will take place today at 2.00 p.m.
BST.

European dial-in                +44 (0) 20 7138 0835
European replay until 13 June:  +44 (0) 20 7806 1970    Access code: 8494713#

US dial-in:                     +1 718 354 1172
US replay until 13 June:        +1 718 354 1112         Access code: 8494713#

The Annual General Meeting will take place at 11.00 a.m. today. The second quarter sales performance for the 13 weeks ending 29 July 2006 is expected to be announced on Thursday 3 August 2006.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These
statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words
"expects," "intends," "anticipates," "estimates," "may," "forecast,"
"objective," "plan" or "target," and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group's business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk and Other Factors" section of the Company's 2005/06 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 4, 2006 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNET GROUP plc

Unaudited interim consolidated income statement
for the 13 weeks ended 29 April 2006

                                      13 weeks ended  13 weeks         52 weeks
                                            29 April     ended            ended
                                                2006  30 April       28 January
                                                          2005             2006
---------------------------------------------------------------------------------
                               Notes              £m        £m               £m
---------------------------------------------------------------------------------

Sales                            2,8           419.6     369.2          1,752.3

Cost of sales                                 (381.3)   (333.0)        (1,516.3)
---------------------------------------------------------------------------------
Gross profit                                    38.3      36.2            236.0
Administrative expenses                        (19.3)    (18.4)           (74.1)
Other operating income                          13.2      11.7             46.3
---------------------------------------------------------------------------------
Operating profit                 2,8            32.2      29.5            208.2
Net financing costs                3            (1.5)     (1.6)            (7.8)
---------------------------------------------------------------------------------
Profit before tax                  8            30.7      27.9            200.4
Taxation                           4           (11.0)     (9.6)           (69.6)
---------------------------------------------------------------------------------
Profit for the financial period                 19.7      18.3            130.8
---------------------------------------------------------------------------------
Earnings per share - basic         6             1.1p      1.1p             7.5p
                   - diluted                     1.1p      1.1p             7.5p
---------------------------------------------------------------------------------

All of the above relates to continuing activities.

Unaudited consolidated balance sheet
at 29 April 2006

                                           29 April  30 April       28 January
                                               2006      2005             2006
--------------------------------------------------------------------------------
                                       Note      £m        £m               £m
--------------------------------------------------------------------------------

Assets
Non-current assets
Intangible assets                              22.7      17.1             22.9
Property, plant and equipment                 250.9     227.5            253.8
Other receivables                              15.6      12.8             14.3
Deferred tax assets                            17.1      12.4             17.4
--------------------------------------------------------------------------------
                                              306.3     269.8            308.4
--------------------------------------------------------------------------------
Current assets
Inventories                                   681.5     601.9            679.7
Trade and other receivables                   380.6     329.1            430.4
Cash and cash equivalents                      77.1      80.9             52.5
--------------------------------------------------------------------------------
                                            1,139.2   1,011.9          1,162.6
--------------------------------------------------------------------------------

Total assets                                1,445.5   1,281.7          1,471.0
--------------------------------------------------------------------------------

Liabilities
Current liabilities
Short-term borrowings                        (170.2)    (25.4)          (151.1)
Trade and other payables                     (179.9)   (170.6)          (217.1)
Deferred income                               (55.6)    (48.4)           (50.4)
Current tax                                   (31.4)    (29.0)           (50.2)
--------------------------------------------------------------------------------
                                             (437.1)   (273.4)          (468.8)
--------------------------------------------------------------------------------
Non-current liabilities
Bank loans                                        -    (131.4)               -
Trade and other payables                      (36.8)    (28.3)           (36.0)
Deferred income                               (66.0)    (58.3)           (65.6)
Provisions                                     (5.9)     (5.7)            (6.2)
Retirement benefit obligation                 (15.5)     (1.9)           (15.5)
--------------------------------------------------------------------------------
                                             (124.2)   (225.6)          (123.3)
--------------------------------------------------------------------------------

Total liabilities                            (561.3)   (499.0)          (592.1)
--------------------------------------------------------------------------------
Net assets                                    884.2     782.7            878.9
--------------------------------------------------------------------------------

Equity
Capital and reserves attributable to
equity shareholders
Called up share capital                         8.7       8.7              8.7
Share premium                                  72.9      68.3             71.7
Other reserves                                138.2     139.3            138.2
Retained earnings                             664.4     566.4            660.3
--------------------------------------------------------------------------------
Total equity                            7     884.2     782.7            878.9
--------------------------------------------------------------------------------

Unaudited consolidated statement of recognised income and expense for the 13 weeks ended 29 April 2006

                                       13 weeks    13 weeks          52 weeks
                                          ended       ended             ended
                                       29 April    30 April        28 January
                                           2006        2005              2006
-------------------------------------------------------------------------------
                                             £m          £m                £m
-------------------------------------------------------------------------------

Profit for the financial period            19.7        18.3             130.8
Translation differences                   (16.8)       (8.8)             33.1
Effective portion of changes in value
of cash flow hedges net of recycling        0.1        (1.7)              1.4
Actuarial loss on retirement benefit
scheme                                        -           -             (11.4)
-------------------------------------------------------------------------------
Total recognised income and expense
for the period                              3.0         7.8             153.9
-------------------------------------------------------------------------------

Unaudited consolidated cash flow statement
for the 13 weeks ended 29 April 2006

                                        13 weeks    13 weeks         52 weeks
                                           ended       ended            ended
                                        29 April    30 April  2     8 January
                                            2006        2005             2006
-------------------------------------------------------------------------------
                                              £m          £m               £m
-------------------------------------------------------------------------------
Cash flows from operating activities:

Profit before tax                           30.7        27.9            200.4
Depreciation and amortisation charges       12.7        10.1             46.2
Financing costs                              1.5         1.6              7.8
Increase in inventories                    (16.4)      (28.7)           (72.8)
Decrease/(increase) in trade and other
receivables                                 37.0        24.6            (51.4)
(Decrease)/increase in payables and
deferred income                            (20.2)        8.4             53.0
Other non-cash movements                     0.8        (0.1)             4.9
-------------------------------------------------------------------------------
Cash generated from operations              46.1        43.8            188.1
Interest paid                               (2.7)       (2.6)           (11.4)
Taxation paid                              (28.8)      (23.1)           (64.7)
-------------------------------------------------------------------------------
Net cash from operating activities          14.6        18.1            112.0
-------------------------------------------------------------------------------

Investing activities:
Interest received                            1.0         1.0              2.4
Proceeds from sale of property, plant
and equipment                                  -           -              7.5
Purchase of plant and equipment            (14.2)      (13.8)           (70.4)
Purchase of intangible assets               (0.7)          -             (5.5)
-------------------------------------------------------------------------------
Cash flows from investing activities       (13.9)      (12.8)           (66.0)
-------------------------------------------------------------------------------

Financing activities:
Proceeds from issue of share capital         1.2         0.3              3.9
Purchase of own shares                         -           -             (2.0)
Increase in/(repayment of) borrowings       23.2        (2.3)           (46.6)
Dividends paid                                 -           -            (52.7)
-------------------------------------------------------------------------------
Cash flows from financing activities        24.4        (2.0)           (97.4)
-------------------------------------------------------------------------------

Reconciliation of movement in cash and cash
equivalents:
Net increase/(decrease) in cash and cash equivalents    25.1      3.3    (51.4)
Opening cash and cash equivalents                       52.5     59.6    102.4
Translation difference                                  (0.5)     0.4      1.5
--------------------------------------------------------------------------------
Closing cash and cash equivalents                       77.1     63.3     52.5
--------------------------------------------------------------------------------

Reconciliation of cash flows to movement in net debt: (1)
Change in net debt resulting from cash flows             1.9      5.6     (4.8)
Translation difference                                   3.6      1.9    (10.3)
--------------------------------------------------------------------------------
Movement in net debt in the period                       5.5      7.5    (15.1)
Opening net debt                                       (98.6)   (83.5)   (83.5)
--------------------------------------------------------------------------------
Closing net debt                                       (93.1)   (76.0)   (98.6)
--------------------------------------------------------------------------------

(1)  Net debt represents cash and cash equivalents, short-term borrowings and bank loans.

Notes to the unaudited interim financial results
for the 13 weeks ended 29 April 2006

1. Basis of preparation

These interim financial statements have been prepared on the basis of
International Accounting Standards and International Financial Reporting
Standards (collectively "IFRS"). IFRS is subject to review and possible amendment or interpretive guidance and therefore subject to change. Details of the accounting policies applied are set out in the Group's Annual Report and
Accounts for the year ended 28 January 2006.

These interim financial statements are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The comparative figures for the 52 weeks ended 28 January 2006 are not the Company's statutory accounts for that period. Those accounts have been reported on by the
Company's auditors and will be delivered to the Registrar of Companies following the Company's Annual General Meeting. The report of the auditors was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of the
Companies Act 1985.

2. Segment information

                                           13 weeks  13 weeks         52 weeks
                                              ended     ended            ended
                                           29 April  30 April       28 January
                                               2006      2005             2006
--------------------------------------------------------------------------------
                                                 £m        £m               £m
--------------------------------------------------------------------------------

Sales by origin and destination
UK, Channel Islands & Republic of
Ireland                                        91.3      91.3            469.6
US                                            328.3     277.9          1,282.7
--------------------------------------------------------------------------------
                                              419.6     369.2          1,752.3
--------------------------------------------------------------------------------

Operating profit/(loss)
UK, Channel Islands & Republic of Ireland
- Trading                                     (1.6)     (0.4)            49.1
- Group central costs                         (2.0)     (1.5)            (8.0)
--------------------------------------------------------------------------------
                                              (3.6)     (1.9)             41.1
US                                             35.8      31.4            167.1
--------------------------------------------------------------------------------
                                               32.2      29.5            208.2
--------------------------------------------------------------------------------

The Group's results derive from one business segment - the retailing of jewellery, watches and gifts.

3. Net financing costs
                                       13 weeks    13 weeks          52 weeks
                                          ended       ended             ended
                                       29 April    30 April        28 January
                                           2006        2005              2006
-------------------------------------------------------------------------------
                                             £m          £m                £m
-------------------------------------------------------------------------------
Interest payable and similar charges       (2.7)       (2.6)            (11.4)
Pensions financing credit                   0.2           -               1.2
Interest receivable                         1.0         1.0               2.4
-------------------------------------------------------------------------------
                                           (1.5)       (1.6)             (7.8)
-------------------------------------------------------------------------------

4. Taxation

The net taxation charge in the income statement for the 13 weeks to 29 April
2006 has been based on the anticipated effective taxation rate for the 53 weeks ending 3 February 2007.

Notes to the unaudited interim financial results
for the 13 weeks ended 29 April 2006

5. Translation differences

The exchange rates used for the translation of US dollar transactions and balances in these interim statements are as follows:

                                   29 April     30 April            28 January
                                       2006         2005                  2006
--------------------------------------------------------------------------------

Income statement (average rate)        1.75         1.89                  1.80
Balance sheet (closing rate)           1.82         1.91                  1.77
--------------------------------------------------------------------------------

The effect of restating the balance sheet at 30 April 2005 to the exchange rates ruling at 29 April 2006 would be to increase net debt by £4.7 million to £80.7 million. Restating the income statement would increase the pre-tax profit for the 13 weeks ended 30 April 2005 by £2.3 million to £30.2 million.

6. Earnings per share
                                       13 weeks     13 weeks         52 weeks
                                          ended        ended            ended
                                       29 April     30 April       28 January
                                           2006         2005             2006
-------------------------------------------------------------------------------
                                             £m           £m               £m
-------------------------------------------------------------------------------

Profit attributable to shareholders        19.7         18.3            130.8
-------------------------------------------------------------------------------

Weighted average number of shares in
issue (million)                         1,739.3      1,735.9          1,736.6
Dilutive effect of share options
(million)                                   3.1          6.4              3.3
-------------------------------------------------------------------------------
Diluted weighted average number of
shares (million)                        1,742.4      1,742.3          1,739.9
-------------------------------------------------------------------------------
Earnings per share - basic                  1.1p         1.1p             7.5p
- diluted                                   1.1p         1.1p             7.5p
-------------------------------------------------------------------------------

The number of shares in issue at 29 April 2006 was 1,740,151,929 (30 April 2005:
1,736,181,823 shares, 28 January 2006: 1,738,843,382 shares).

7. Changes in total equity

13 weeks ended 29 April 2006

                          Share        Share Revaluation    Special Purchase of own Retained   Total
                        Capital      premium     reserve   reserves          shares earnings
------------------------------------------------------------------------------------------------------
                             £m            £m          £m       £m              £m       £m       £m
------------------------------------------------------------------------------------------------------

Balance at 28
January 2006                8.7          71.7         4.3    142.2            (8.3)   660.3    878.9
Recognised income
and expense:
- Profit for
  the financial
  period                      -             -           -        -               -     19.7     19.7
- Effective
  portion of
  changes in
  value of
  cash flow
  hedges net of
  recycling                   -             -           -        -               -      0.1      0.1
- Translation
  differences                 -             -           -        -               -    (16.8)   (16.8)
Equity-settled
transactions                  -             -           -        -               -      1.1      1.1
Share options
exercised                     -           1.2           -        -               -        -      1.2
------------------------------------------------------------------------------------------------------
Balance at 29
April 2006                  8.7          72.9         4.3    142.2            (8.3)   664.4    884.2
------------------------------------------------------------------------------------------------------

Notes to the unaudited interim financial results
for the 13 weeks ended 29 April 2006

8. Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as 'at constant exchange rates' throughout this release. The Group considers this a useful measure for analysing and explaining changes and trends in the Group's results. The impact of the re-calculation of sales, operating profit, profit before tax and net debt at constant exchange rates, including a reconciliation to the Group's GAAP results, is analysed below.

13 weeks ended 29 13 weeks  13 weeks ended        Growth at     Impact of     At constant  Growth at
April 2006           ended                  actual exchange exchange rate  exchange rates   constant
                                                                 movement                   exchange
                  29 April        30 April            rates                    (non-GAAP)      rates
                      2006            2005                                                (non-GAAP)
------------------------------------------------------------------------------------------------------
                        £m              £m                %            £m              £m          %
------------------------------------------------------------------------------------------------------
Sales by origin and
destination
UK, Channel
Islands &
Republic of
Ireland               91.3            91.3                -             -            91.3          -
US                   328.3           277.9             18.1          22.2           300.1        9.4
-----------------------------------------------------------------------------------------------------
                     419.6           369.2             13.7          22.2           391.4        7.2
-----------------------------------------------------------------------------------------------------
Operating profit/
(loss)
UK, Channel Islands
& Republic of
Ireland
    - Trading         (1.6)           (0.4)             n/a             -            (0.4)       n/a
    - Group
      central costs   (2.0)           (1.5)             n/a             -            (1.5)       n/a
----------------------------------------------------------------------------------------------------
                      (3.6)           (1.9)             n/a             -            (1.9)       n/a
US                    35.8            31.4             14.0           2.5            33.9        5.6
----------------------------------------------------------------------------------------------------
                      32.2            29.5              9.2           2.5            32.0        0.6
----------------------------------------------------------------------------------------------------

Profit before
tax                   30.7            27.9             10.0           2.3            30.2        1.7
----------------------------------------------------------------------------------------------------

At 29 April 2006              29 April   30 April     Impact of     At constant
                                  2006       2005 exchange rate  exchange rates
                                                       movement      (non-GAAP)
--------------------------------------------------------------------------------
                                    £m        £m            £m              £m
--------------------------------------------------------------------------------
Net debt                         (93.1)    (76.0)         (4.7)          (80.7)
--------------------------------------------------------------------------------

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   June 9, 2006